SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Phoenix Star Ventures, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   719147 10 0
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                                 (CUSIP Number)

                                  Andrew Hromyk
                         Century Capital Management Ltd.
                         Suite 1650 - 200 Burrard Street
                       Vancouver, British Columbia V6C 3L6
                                 (604) 689-3355
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).




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CUSIP No.     719147 10 0

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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

   Century Capital Management Ltd.

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)

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3) SEC  Use  Only

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4) Sources  of  Funds  (See  Instructions):     PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6) Citizenship  or  Place  of  Organization:     Canada

Number of          (7)  Sole Voting Power:       5,000,000
Shares Bene-
ficially           (8)  Shared Voting Power          -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  5,000,000
ing Person
With               (10)  Shared Dispositive Power     -0-

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,000,000

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13)   Percent of Class Represented by Amount in Row  (11):

      80.2%
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14)   Type  of  Reporting  Person  (See  Instructions):   CO

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Item 1.   Security and Issuer

      This statement relates to the common stock, $0.0001 par value ("Common Stock") of Phoenix Star Ventures, Inc., formerly named wowtown.com, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at Suite 1650 - 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

Item 2.   Identity and Background

     This statement is filed by Century Capital Management Ltd., a corporation. Century Capital is a privately owned corporation in the venture capital industry. Century Capital's business address Suite 1650 - 200 Burrard Street, Vancouver, British Columbia V6C 3L6. Andrew Hromyk is the sole officer, director and shareholder of Century Capital.

      During the last five (5) years, neither Century Capital nor Mr. Hromyk have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, neither Century Capital nor Mr. Hromyk have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      Century Capital is a corporation incorporated under the laws of the Province of British Columbia.

      Mr. Hromyk is a Canadian citizen.

Item 3.   Source and Amount of Funds or Other Consideration

      On April 18, 2001 Century Capital converted a $200,000 loan to the Issuer into 5,000,000 shares of the Issuer's common stock.


Item 4.   Purpose of Transaction

      The purpose of the transaction was to grant control of the Issuer to Century Capital Management Ltd. Century Capital's 5,000,000 shares of Common Stock is part of Century Capital's investment portfolio. Century Capital is an affiliate shareholder of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.

      Century Capital reserves the right to actively pursue various proposals which could relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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d.   Any change in the present  board of directors or  management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f.   Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.   A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act;

j.   Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

      As of April 18, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

      The powers of the Reporting person identified in the preceding paragraph relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

      No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

A.   Loan Conversion Agreement




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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 24, 2001

CENTURY CAPITAL MANAGEMENT LTD.

By:    /s/ Andrew Hromyk
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     President